Exhibit 99.3

Press Release

Disclosure of Transactions in Own Shares

Paris, December 5, 2019 – In accordance with the authorization given by the ordinary shareholders’ general meeting on May 29, 2019 to trade on its shares and pursuant to applicable law on share repurchase, TOTAL S.A. (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from November 28, 2019 to December 2, 2019:

Transaction date	Total daily volume (number of shares)	Daily weighted average purchase price of the shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
28.11.2019	342,214	48.1410	16,474,524	XPAR
28.11.2019	59,683	48.1288	2,872,471	CHIX
28.11.2019	35,527	48.0892	1,708,465	TRQX
28.11.2019	134,042	48.0937	6,446,576	BATE

29.11.2019	473,503	47.9137	22,687,281	XPAR
29.11.2019	80,000	47.8812	3,830,496	CHIX
29.11.2019	24,000	47.9428	1,150,627	TRQX
29.11.2019	111,500	47.8160	5,331,484	BATE

02.12.2019	576,509	47.4869	27,376,625	XPAR
02.12.2019	114,414	47.5521	5,440,626	CHIX
02.12.2019	43,521	47.6852	2,075,308	TRQX
02.12.2019	75,873	47.5452	3,607,397	BATE

Total	3,515,211	48.0773	169,001,813

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the Total website: https://www.total.com/en/investors/shares-and-dividends/Total-shares/Company-share-transactions

About Total

Total is a major energy player, which produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

* * * * *

Total contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com